July 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Arcturus Therapeutics Holdings Inc.

Registration Statement on Form S-3/A (File No. 333-232281)

Filed June 25, 2019

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Arcturus Therapeutics Holdings Inc. (the “Registrant”) hereby requests, that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will become effective as of 9:00 a.m. EDT on July 29, 2019, or as soon thereafter as practicable.

The Registrant acknowledges that:

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should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ilan Katz of Dentons US LLP at (212) 632 5556 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,
ARCTURUS THERAPEUTICS HOLDINGS INC.

/s/ Joseph E. Payne
Joseph E. Payne
Chief Executive Officer